

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

March 6, 2017

Robert S. Purgason
Chief Executive Officer
Kayne Anderson Acquisition Corp.
811 Main Street, 14th Floor
Houston, Texas 77002

> **Re:** **Kayne Anderson Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 23, 2017**
> **CIK No. 0001692787**

Dear Mr. Purgason:

We have reviewed your amended draft registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Management, page 104</u>

1.   We note that Mr. Purgason is listed as a Senior Managing Director of KA Fund Advisors, LLC on page 111. Please revise to include his role with KA Fund Advisors, LLC in this section and elsewhere throughout the prospectus as appropriate. Please refer to Item 401(e)(1) of Regulation S-K.

Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Stuart Neuhauser, Esq., Ellenoff Grossman & Schole, LLP